JUNEE LTD

April 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Suying Li, Angela Lumley, Stacey Peikin, Jennifer Lopez Molina

Re:	Junee Ltd
Amendment No.2 to Draft Registration Statement on Form F-1
Filed March 14, 2022
CIK No. 0001897087

Dear Ms. Li, Ms. Lumley, Ms. Peikin and Ms. Molina:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 5, 2022, regarding our second amended draft Registration Statement on Form F-1 submitted on March 14, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended draft Registration Statement on Form F-1 submitted accompanying this Response Letter is referred to as Amendment No. 3.

Cover Page

1. We note your disclosure in response to comment 1. Please disclose prominently and explicitly on the prospectus cover page that you are not a Chinese or Hong Kong operating company but a BVI holding company with operations conducted by your subsidiary based in Hong Kong.

Response: In response to the Staff’s comments, we revised our disclosure on the cover page of Amendment No. 3 to prominently and explicitly disclose that we are not a Chinese or Hong Kong operating company but a BVI holding company with operations conducted by our subsidiary based in Hong Kong.

2. We note your revised disclosure in response to comment 2 and reissue the comment in part. Where you disclose that there are legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong, clearly disclose whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, where you disclose that “Recently, the PRC government initiated a series of regulatory actions and statements...,” specifically disclose how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: In response to the Staff’s comments, we revised our disclosure on the cover page of Amendment No. 3 to further disclose clearly that these risks could result in material changes in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We also revised our disclosure on the cover page of Amendment No. 3 to disclose that, with respect to the recent regulatory actions and statements made by the Chinese government, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Hong Kong subsidiary, its ability to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. We also revised pages 10 and 22 to disclose that if these statements and regulatory actions have impacts on OPS HK’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges, it may significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

3. We note your revised disclosure that “under the Holding Foreign Companies Accountable Act if the PCAOB is unable, or determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021 . . .” Please revise to discuss that the three years you reference could be reduced to two years if the Accelerating HFCAA Senate bill is enacted. Make consistent revisions in the header of the related risk factor that is referenced on the cover page.

Response: In response to the Staff’s comment, we have amended the cover page of Amendment No.3 to discuss that the three-year period could be reduced to two years if the Accelerating HFCAA Senate bill is enacted, and we made consistent revisions in the header of the related risk factor that is referenced on the cover page, and on pages 5 and 28 of Amendment No.3.

4. We note your disclosure in response to comment 4 and reissue the comment in part. Please expand the disclosure here, as you do on pages 4 and 24, to discuss your majority shareholder’s ability to control the outcome of any vote requiring the approval of a majority of shareholders. In this regard, we note your disclosure that “your largest shareholder will beneficially own approximately 65% of the aggregate voting power of our issued and outstanding Ordinary Shares as a group.”

Response: In response to the Staff’s comment, we revised and expanded the disclosure on the cover page of Amendment No. 3 to discuss our majority shareholder’s ability to control the outcome of any vote requiring the approval of a majority of shareholders.

Prospectus Summary, page 1

5. We note your revised disclosure in response to comment 5. Revise the second bullet point under “Risks Related to Our Ordinary Shares and This Offering...” on page 5 to clearly disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, we revised our disclosure on page 5 of Amendment No. 3.

Summary of Risk Factors, page 2

6. We note your revised disclosure in response to comment 6. Please further revise your disclosure on pages 2-7 to individually and specifically identify risks arising from the legal system in China and Hong Kong, including all of the risks described on the prospectus cover page; risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise your cross references to include the heading of the risk factor to which you are referring.

Response: We respectfully direct the Staff’s attention our disclosure on pages 4 and 5 of Amendment No.3, in which we disclosed that 1) we may be subject to PRC laws and regulations related to our current business operations and any changes in such laws and regulations and interpretations may impair our ability to operate profitably, which could result in a material change in our operations and/or the value of the securities we are registering for sale; 2) that the Chinese government may intervene or influence our operations at any time or may exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares 3) that governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless and 4) that the PRC laws, regulations and the enforcement of the laws that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. Additionally, in response to the Staff’s comments, we also revised our disclosure on the cover page, pages 4, 5, 21 and 26 of Amendment No.3.

Recent Regulatory Developments in the PRC, page 9

7. We note your disclosure in response to comment 8, specifically that “Junee is not required to obtain approvals from the CSRC...” and “...neither Junee nor OPS HK is required to obtain approval from the CAC or any other PRC competent authorities in relation to the operations of OPS HK.” Please expand your discussion to clearly state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In addition, where you discuss potential consequences to you and your investors if you are required to obtain such permissions or approvals in the future, please also address any consequences to you and your investors regarding permissions required by the CSRC, CAC, or any other governmental agency if you or you subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we revised our disclosure on pages 9, 10 and 22 of Amendment No.3.

There remain some uncertainties as to whether we will be required to obtain approval..., page 21

8. We note your disclosure in response to comment 10 and reissue the comment. Please expand the disclosure in your risk factor on page 22 to clearly explain how recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In this regard, we note that you deleted the reference to the CAC. Pleas also revise to state explicitly whether you have obtained an opinion of counsel with respect to approvals and permissions from the CAC as you do on page 10.

Response: In response to the Staff’s comments, we revised our disclosure on page 22 of Amendment No.3.

Material Licenses, Certificates and Approvals, page 89

9. We note your disclosure that “OPS HK has obtained all material licenses, certificates and approvals required for carrying on its business activities.” Please revise to ensure your disclosure to regarding permissions and approvals is not qualified by materiality.

Response: In response to the Staff’s comments, we revised our disclosure on page 89 of Amendment No.3.

General

10. Where you disclose the opinions of “PRC Counsel” and “Hong Kong Counsels” throughout your filing, please identify your PRC and Hong Kong counsels by name and file the related consents as an exhibit to the registration statement. See Rule 436 and Section 7 of the Securities Act.

Response: In response to the Staff’s comments, we revised Amendment No. 3 to identify our PRC and Hong Kong counsels by name throughout, and filed the related consents as exhibits to Amendment No.3.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Lisa Forcht, Esq., of Hunter Taubman Fischer& Li LLC, at (212) 530-2210.

Very truly yours,

/s/ Yuk Ki (Francis) Chan
Name:	Yuk Ki (Francis) Chan
Title:	Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC

4